Exhibit 99.1

Cenovus files 2011 year-end disclosure documents

CALGARY, Alberta (February 22, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) today filed its audited Consolidated Financial Statements for the year ended December 31, 2011, and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. Cenovus has also filed its Annual Information Form for the year ended December 31, 2011, which includes disclosure relating to reserves data and other oil and gas information. In addition, Cenovus has filed its Form 40-F with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com, www.sec.gov (for the Form 40-F), the company’s website, www.cenovus.com under Invest In Us or by email to investor.relations@cenovus.com. Copies of Cenovus’s complete audited Consolidated Financial Statements are available to shareholders upon request, free of charge.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface. The company also has established natural gas and oil production in Alberta and Saskatchewan and 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $33 billion. For more information, visit www.cenovus.com.

CENOVUS CONTACTS:

Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Director, Media Relations
403-766-4751	403-766-4740

Graham Ingram	Reg Curren
Senior Analyst, Investor Relations	Senior Advisor, Media Relations
403-766-2849	403-766-2004

Bill Stait
Senior Analyst, Investor Relations
403-766-6348

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